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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            Chicago Title Corporation
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                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
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                         (Title of Class of Securities)


                                   168228 10 4
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                                 (CUSIP Number)


                               Allan P. Kirby, Jr.
                               14 East Main Street
                                   P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 17, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




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                                  SCHEDULE 13D
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CUSIP NO.          168228 10 4
--------------------------------

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Allan P. Kirby, Jr.
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

              Not applicable
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.
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                            7      SOLE VOTING POWER
      NUMBER OF
        SHARES                          1,661,507**
     BENEFICIALLY           ----------------------------------------------------
       OWNED BY             8      SHARED VOTING POWER
         EACH
      REPORTING                         0
        PERSON              ----------------------------------------------------
         WITH               9      SOLE DISPOSITIVE POWER

                                        1,661,507**
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER

                                        0
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,661,507**
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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.6%
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   14      TYPE OF REPORTING PERSON*

                IN
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*        See instructions before filling out!

** Includes 104,919 shares held by a child of Mr. Kirby, as to which Mr. Kirby holds an irrevocable power of attorney; Mr. Kirby disclaims beneficial ownership of such shares.


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Item 1.  Security and Issuer.

         This statement relates to the common stock, par value of $1.00 per share (the "Common Stock"), of Chicago Title Corporation, a Delaware corporation ("Chicago Title"), having its principal executive offices at 171 North Clark Street, Chicago, Illinois 60601-3294.

Item 2.  Identity and Background.

         (a) through (c).

         Pursuant to Section 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rules 13d-1 and 13d-5 promulgated thereunder, this statement is being filed on behalf of Mr. Allan P. Kirby, Jr. ("Mr. Kirby"):

Name and Business Address       Present Principal Occupation


Allan P. Kirby, Jr.             President, Liberty Square, Inc. (investments)
14 East Main Street             14 East Main Street
P.O. Box 90                     P.O. Box 90
Mendham, New Jersey 07945       Mendham, New Jersey 07945;
                                Management of family and personal affairs

         (d) During the last five years Mr. Kirby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years Mr. Kirby has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Kirby is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or other Consideration.

         The shares of Common Stock of Chicago Title reported herein as beneficially owned by Mr. Kirby were acquired on June 17-18, 1998 in connection with a spin-off of all of the shares of Common Stock of Chicago Title owned by Alleghany Corporation ("Alleghany") to stockholders of Alleghany (the "Spin-Off") and upon the award of shares of restricted stock to non-employee directors.

Item 4.  Purpose of Transaction.

         Mr. Kirby in his capacity as a stockholder of Chicago Title has no present plans or proposals which relate to or would result in any of the following:


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         (a) The acquisition of additional securities or the disposition of securities of Chicago Title;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Chicago Title or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of Chicago Title or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of Chicago Title, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of Chicago Title;

         (f) Any other material change in Chicago Title's business or corporate structure;

         (g) Changes in Chicago Title's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Chicago Title by any person;

         (h) Causing a class of securities of Chicago Title to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of Chicago Title becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

         In view of the fact that Mr. Kirby is a member of the Board of Directors of Chicago Title and a member of its Audit and Compensation Committees, it is expected that he will confer from time to time with other directors and with officers of Chicago Title as to matters relating to Chicago Title and its business which may include any of the corporate actions set forth above and that he may from time to time take or recommend such actions as he may deem desirable, including possibly any of such corporate actions.

         In addition, as a principal stockholder of Chicago Title, Mr. Kirby reserves the right to take or recommend such actions as he may consider desirable, including possibly any of the corporate actions set forth above. Moreover, he intends to review from time to time his holdings of Chicago Title securities and reserves the right to acquire or dispose of Chicago Title securities, whether through open market purchases or otherwise.


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Item 5.  Interest in Securities of the Issuer.

         (a) As of June 18, 1998, Mr. Kirby beneficially owned 1,661,507 shares, or approximately 7.6 percent of the outstanding shares, of the Common Stock of Chicago Title. Such amount consists of 639,623 shares held directly by Mr. Kirby (which includes 1,000 shares granted to him as a restricted stock award under the Chicago Title Corporation 1998 Long-Term Incentive Plan, which shares of restricted stock will vest on June 18, 2001); 104,919 shares owned by a child of Mr. Kirby as to which Mr. Kirby holds an irrevocable power of attorney; and 916,965 shares held by a trust of which Mr. Kirby is co-trustee and beneficiary. Mr. Kirby disclaims beneficial ownership of the Common Stock of Chicago Title held by his child. The percentage amount set forth above is based upon the number of shares of Chicago Title Common Stock issued and outstanding as of June 17, 1998, as described in Chicago Title's Registration Statement on Form 10/A, Amendment No. 3, General Form for Registration of Securities pursuant to Section 12(b) or (g) of the Act.

         (b) Mr. Kirby has sole power to vote or direct the vote and sole power to dispose or direct the disposition of all of the foregoing shares of Chicago Title Common Stock.

         (c) Except as indicated in Item 3, Mr. Kirby has not effected any transactions in Chicago Title Common Stock in the 60-day period ended as of the date hereof.

         (d) To the best knowledge of Mr. Kirby, except as indicated in Items 5(a) and 5(b), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Chicago Title Common Stock reported herein as beneficially owned by Mr. Kirby.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the response to Items 5(a) and (b) above.

Item 7.  Materials to be Filed as Exhibits.

         None.


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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 22, 1998

                                         /s/   Allan P. Kirby, Jr.
                                         ---------------------------------------
                                         Allan P. Kirby, Jr.




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